                                                -------------------------------
                                                / OMB APPROVAL                /
                                                -------------------------------
                                                / OMB Number:   3235-0145     /
                                                / Expires: December 31, 1997  /
                                                / Estimated average burden    /
                                                / hours per response.... 14.90/
                                                -------------------------------



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                              HS Resources, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, Par Value $ .001 Per Share
________________________________________________________________________________
                        (Title of Class of Securities)


                                   404297103
        _______________________________________________________________
                                (CUSIP Number)
        Stephen F. Gates, Amoco Corporation, MC2106A, 200 E. Randolph,
                      Chicago, IL 60601, (312) 856-5474
_______________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               December 15, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 404297103                                     PAGE 1 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Amoco Corporation
      Amoco Company
      Amoco Production Company

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Amoco Corporation, Indiana; Amoco Company, Delaware; Amoco Production Company, Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,200,000 Shares - Amoco Production Company

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,200,000 Shares - Amoco Production Company

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,200,000 Shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  6.50%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


Item 1.  Security and Issuer

Common Stock, par value $.001 per share, of HS Resources, Inc., as Issuer, One Maritime Plaza, Fifteenth Floor, San Francisco, California 94111.


Item 2.  Identity and Background

Reporting Persons (3):
---------------------

Name:                             Amoco Corporation
State of Incorporation:           Indiana
Principal Business:               Integrated Petroleum and Chemical Operations
Address of Principal Business
 and Principal Executive Office:  200 East Randolph Drive
     Chicago, Illinois 60601

The Executive Officers and Directors of Amoco Corporation are:


NAME AND BUSINESS ADDRESS                   TITLE; PRINCIPAL OCCUPATION
H. L. Fuller                                Chairman of the Board, CEO, and
200 East Randolph Drive                     Director
Chicago, Illinois 60601

W. G. Lowrie                                President and Director
200 East Randolph Drive
Chicago, Illinois 60601

J. E. Fligg                                 Senior Executive Vice
200 East Randolph Drive                     President--Strategic Planning and
Chicago, Illinois 60601                     International Business Development

J. L. Carl                                  Executive Vice President and Chief
200 East Randolph Drive                     Financial Officer
Chicago, Illinois 60601

E. J. Sosa                                  Executive Vice President--
200 East Randolph Drive                     Chemicals Sector
Chicago, Illinois 60601


W. D. Ford                           Executive Vice President--Petroleum
200 East Randolph Drive              Products Sector
Chicago, Illinois 60601

L. R. Flury                          Executive Vice President--Exploration
200 East Randolph Drive              and Production Sector
Chicago, Illinois 60601

T. M. Solso                          Director; President and Chief
200 East Randolph Drive              Operating Officer, Cummins Engine
Chicago, Illinois 60601              Company, Inc., Columbus, IN


R. J. Ferris                         Director; Co-Chairman Doubletree
200 East Randolph Drive              Corporation, Phoenix, AZ
Chicago, Illinois 60601

J. H. Bryan                          Director; Chairman and Chief Executive
200 East Randolph Drive              Officer, Sara Lee Corporation,
Chicago, Illinois 60601              Chicago, IL


R. S. Block                          Director; Executive Vice President
200 East Randolph Drive              (Retired), The Equitable, New York, NY
Chicago, Illinois 60601

D. R. Beall                          Director; Chairman of the Board
200 East Randolph Drive              Rockwell International
Chicago, Illinois 60601              Corporation, Seal Beach, CA


E. B. Davis, Jr.                     Director; President and Chief
200 East Randolph Drive              Executive Officer, Wisconsin Power and
Chicago, Illinois 60601              Light Company, Madison, WI


M. R. Seger                          Director; Financial Economist and
200 East Randolph Drive              Former Governor of the Federal Reserve
Chicago, Illinois 60601              Board, Washington, DC


W. E. Massey                         Director; President, Morehouse
200 East Randolph Drive              College, Atlanta GA
Chicago, Illinois 60601


M. H. Wilson                         Director; Vice Chairman RBC Dominion
200 East Randolph Drive              Securities, Inc., Toronto, Ontario,
Chicago, Illinois 60601              Canada


F. A. Maljers                               Director; Chairman (Retired)
200 East Randolph Drive                     Unilever, N.V., Rotterdam, The
Chicago, Illinois 60601                     Netherlands

A. C. Martinez                              Director; Chairman and Chief
200 East Randolph Drive                     Executive Officer, Sears Roebuck
Chicago, Illinois 60601                     and Co., Hoffman Estates, IL




Name:                                       Amoco Company, a wholly-owned
                                            subsidiary of Amoco Corporation
State of Incorporation:                     Delaware
Principal Business:                         Holding company for much of the
                                            petroleum and chemical operations of
                                            Amoco Corporation
Address of Principal Business
 and Principal Executive Office:            200 East Randolph Drive
                                            Chicago, Illinois 60601

The Executive Officers and Directors of Amoco Company are:

     NAME & BUSINESS ADDRESS                         OCCUPATION

     J. L. Carl                                      President & Director
     200 East Randolph Drive
     Chicago, Illinois 60601

     J. G. Boynton                                   Vice President
     200 East Randolph Drive
     Chicago, Illinois 60601

     W. R. Hutchinson                                Vice President & Director
     200 East Randolph Drive
     Chicago, Illinois 60601

     D. B. Pinkert                                   Vice President & Director
     200 East Randolph Drive
     Chicago, Illinois 60601



Name:                                       Amoco Production Company, a wholly-
                                            owned subsidiary of Amoco
                                            Company
State of Incorporation:                     Delaware
Principal Business:                         Oil and Gas Exploration, Development
                                      and Production
Address of Principal Business
 and Principal Executive Office:      200 East Randolph Drive
                                      Chicago, Illinois 60601

The Executive Officers and Directors of Amoco Production Company ("APC") are:

     NAME & BUSINESS ADDRESS                  OCCUPATION

     L. R. Flury                              President & Director
     200 East Randolph Drive
     Chicago, Illinois 60601

     J. C. Burton                             Executive & Group
     501 WestLake Park Boulevard              Vice President & Director
     Houston, TEXAS 77079-2696

     Jerry M. Gross                           Director
     501 WestLake Park Boulevard
     Houston, TEXAS 77079-2696

     J. David Hamrick                         Executive & Group
     501 WestLake Park Boulevard              Vice President & Director
     Houston, TEXAS 77079-2696

     R. A. McDonald                           Group Vice President
     501 WestLake Park Boulevard
     Houston, TEXAS 77079-2696

     S. D. Urban                              Group Vice President
     501 WestLake Park Boulevard
     Houston, TEXAS 77079-2696

     K. F. Arleth                             Vice President
     200 East Randolph Drive
     Chicago, Illinois 60601

     P. J. Clayton                            Vice President & Secretary
     200 East Randolph Drive
     Chicago, Illinois 60601

     E. D. Newman                             Vice President
     240 4th Avenue S.W.
     Calgary, Alberta Canada T2P 4H4

     D. B. Pinkert                        Vice President
     200 East Randolph Drive
     Chicago, Illinois 60601

     C. J. Pitman                         Vice President
     501 WestLake Park Boulevard
     Houston, Texas  77079-2696

     W. E. Schollnberger                  Vice President
     501 WestLake Park Boulevard
     Houston, TEXAS 77079-2696

     T. D. Stacy                          Vice President
     501 WestLake Park Boulevard
     Houston, TEXAS 77079-2696

     D. H. Welch                          Vice President
     200 East Randolph Drive
     Chicago, Illinois 60601

     W. L. Wishlinski                     Vice President
     501 WestLake Park Boulevard
     Houston, TEXAS 77079-2696


Neither Amoco Production Company, Amoco Company, Amoco Corporation nor any of the above listed Executive Officers or Directors of any of them has, during the last five years, been convicted in a criminal proceeding or been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each individual identified above is a United States citizen, except M. H. Wilson, who is Canadian, F.A. Maljers, who is Dutch, and J.E. Fligg, who is Australian.


Item 3.  Source and Amount of Funds or Other Consideration

The subject securities were received by Amoco Production Company from HS Resources, Inc. as partial consideration for the purchase by HS Resources, Inc. of oil and gas properties from Amoco Production Company.

Item 4.  Purpose of Transaction

The Shares were acquired as partial consideration for the sale of oil and gas properties by Amoco Production Company to HS Resources, Inc. Amoco intends to hold the shares as an investment for its own account until it has the right to have such shares registered and sold or until they can be sold pursuant to applicable exemptions from registration requirements. Amoco has no current intention to effect any change in control, or to influence the control, of the Issuer.

(a)  Not applicable

(b)  Not applicable

(c)  Not applicable

(d)  Not applicable

(e)  Not applicable

(f)  Not applicable

(g)  Not applicable

(h)  Not applicable

(i)  Not applicable

(j)  Not applicable


Item 5.  Interest in Securities of the Issuer

(a) Amoco Production Company is the owner of record of 1,200,000 shares of HS Resources, Inc. Common Stock (the "Shares"), which constitutes 6.50% of such stock outstanding. Such stock is also beneficially owned by Amoco Company and Amoco Corporation, 100% parent companies of Amoco Production Company.

(b) Amoco Production Company has the sole power to vote or dispose of the Shares.

(c) Amoco Production Company received the 1,200,000 shares and other consideration for certain of its oil and gas properties transferred to HS Resources, Inc. on December 15, 1997 pursuant to a Purchase and Sale Agreement between the parties and dated November 25, 1997.

(d)  Not applicable

(e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          In connection with the issuance of the Shares, the Issuer has agreed to file a registration statement relating to the Shares not later than February 15, 1998. With respect to 1,000,000 of the Shares, Amoco has agreed not to sell until March 15, 1998. With respect to the other 200,000 of the Shares, HS has agreed to protect Amoco against diminutions in value in certain circumstances where Amoco is unable to sell the shares because no registration statement has been made effective. There are no agreements with respect to voting of the Shares.


Item 7.   Material to be Filed as Exhibits

     Exhibits
     --------

     (1) Purchase and sale Agreement Between Amoco Production Company and HS Resources, Inc. dated November 25, 1997.

     (2) Closing Side Agreement between Amoco Production Company and HS Resources, Inc. dated December 15, 1997.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 23, 1997                   AMOCO CORPORATION



                                    By: /s/ P. J. Clayton
                                       ----------------------------------------
                                    Name:  P. J. Clayton
                                    Title: Assistant Corporate Secretary


                                    AMOCO COMPANY



                                    By: /s/ D. B. Pinkert
                                       ----------------------------------------
                                    Name:  D. B. Pinkert
                                    Title: Vice President


                                    AMOCO PRODUCTION COMPANY



                                    By: /s/ P. J. Clayton
                                       ----------------------------------------
                                    Name:  P. J. Clayton
                                    Title: Vice President